1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	December 22, 2011	By	/s/ Zhang Baocai

		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE SIXTH

MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

The purpose of this announcement is to disclose the resolutions passed at the Sixth Meeting of the Fifth Session of the Board on 22 December 2011.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the Sixth Meeting of the Fifth Session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 16 December 2011 by way of written notices or e-mails. The meeting was held on 22 December 2011 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) through written resolutions. Eleven directors (the “Directors”) of the Company were notified of the meeting and all of them were present. The meeting complied with the requirements of the PRC laws and regulations, such as the PRC Company Law, and the Articles of Association of the Company.

The eleven Directors present at the meeting unanimously agreed and passed the following resolutions:

1.	To approve the “Proposal Regarding the Merger of Yancoal Australia Pty Limited and Gloucester Coal Ltd.”

(1)	Approved the merger of Yancoal Australia Pty Limited and Gloucester Coal Ltd. by way of a scheme of arrangement (the “Merger”);

(2)	Authorised Mr. WU Yuxiang. Director and Chief Financial Officer of the Company, to confirm and sign all the legal documents in relation to the Merger (including but not limited to the Merger Proposal Deed, confidentiality agreement, intermediaries’ engagement letters etc.) and all submissions to the securities regulators and relevant approving authorities; authorised Mr. WU Yuxiang to amend and supplement the relevant legal documents based on the principles and within the framework of the Merger; and

(3)	After completion of the confirmative due diligence and upon amending and improving the transaction framework and the specific terms with the counterparty, the Company will hold a board meeting to finally approve the Merger.

The details of the Merger are set out in Discloseable Transaction and Resumption of Trading Announcement dated 22 December 2011 on the website of the Shanghai Stock Exchange (http://www.sse.com.cn), the website of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk), the website of the Company (http://www.yanzhoucoal.com.cn) and/or China Securities Journal and Shanghai Securities Journal.

2.	To approve the “Proposal Regarding the Company Providing Guarantee in Respect of a loan to Yancoal International (Holding) Co., Limited, a wholly-owned subsidiary of the Company”

Approved the Company to provide a guarantee in respect of a loan of US$290 million to Yancoal International (Holding) Co., Limited, a wholly-owned subsidiary of the Company.

By order of the board of Directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

22 December 2011

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC